UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Rising India, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

767617103

(CUSIP Number)

Adam S. Tracy, Esq.

The Tracy Firm, Ltd.

2100 Manchester Road Suite 615

Wheaton, IL 60187

(888) 978-9901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 767617103	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ciro Di Iorio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 56,809,935
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 56,809,935
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,809,935
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.67%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 767617103	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common stock of Rising India, Inc. The Issuer's primary offices are located at 2211 South 64th Place No. 333 Omaha NE 68106.

Item 2.  Identity and Background.

A. This Schedule 13D is being filed by Ciro Dilorio (the "Reporting Person")

B. The Reporting Person's address is 37 Dodgingtown Rd, Newtown CT 06470

C. Self employed business consultant

D. During the preceding five years, the Reporting Person has not been convicted in a criminal proceeding (exclusive of traffic violations or similar misdemeanors).

E. During the preceding five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws

F. The Reporting Person is a citizen of the United States

Item 3.  Source or Amount of Funds or Other Consideration.

Personal Funds.

Item 4.  Purpose of Transaction.

Investment purposes.

Item 5.  Interest in Securities of the Issuer.

A. The Reporting Person owns 56,809,935 shares, which is approximately 14.67% of the total issued and outstanding shares of Rising India, Inc.

B. The Reporting Person has sole voting and dispositive power with respect to the 56,809,935 shares.

C. During the past 60 days there have been no transactions in shares of common stock of the issuer by the Reporting Person

D. Not applicable.

E. Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

CUSIP No. 767617103	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ciro Di Iorio Ciro Di Iorio

December 14, 2016 Date